Free Writing Prospectus

(To Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009) Filed Pursuant to Rule 433

Registration No. 333-145845

February 11, 2009

BARCLAYS

US$[            ]

ZERO COUPON [CALLABLE] NOTES DUE [            ]

Principal Amount: US$ Issuer: Barclays Bank PLC (Rated AA–/Aa3) 1

Issue Price: Series: Medium-Term Notes, Series A

Principal Protection Percentage: 100% Original Trade Date:

Original Issue Date:

Discounted Notional Principal Amount: US$ Maturity Date: [            ], subject to Redemption at the Option of the Company (as set forth below).

CUSIP: Denominations: Minimum denominations of US$[            ] and in integral multiples of US$[            ] thereafter.

ISIN:

Business Day: ☐ New York

☐ London

☐ Euro

☐ Other (            ) Business Day Convention:☐ Following

☐ Modified Following

☐ Preceding

☐ Adjusted or ☐ Unadjusted

Interest Rate Type: Day Count Convention (or Fraction):

☐ Fixed Rate

☐ Regular Floating Rate

☐ Inverse Floating Rate (see page S-37 of the prospectus supplement for a description of inverse floating rate Notes)

☒ Other (see description in this free writing prospectus)☐ Actual/360

☐ 30/360

☐ Actual/Actual

☐ Actual/365☐ NL/365

☐ 30/365

☐ Actual/366

☐ Actual/252 or Business Days/252

Interest: We will not pay you interest during the term of the Notes.

Internal Rate of Return (“IRR”): [            ]% per annum.

Compounding Formula: On each Compounding Date, the Notes will accrete principal in an amount (the “Accretion Amount”) equal to the Accreted Principal Amount of the Notes for the immediately preceding Compounding Period multiplied by the [applicable] IRR and the Day Count Fraction indicated above.

Accreted Principal Amount: For purposes of the Compounding Formula above, the Accreted Principal Amount for the initial Compounding Period will be the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.

Compounding Dates:☐ Monthly,☐ Quarterly,☐ Semi-Annually,☐ Annually,

on [            ], commencing on [            ] and ending on the Maturity Date or the Early Redemption Date, if applicable.

Compounding Period: The initial Compounding Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Compounding Date. Each subsequent Compounding Period will begin on, and include, the Compounding Date for the preceding Compounding Period and end on, but exclude, the next succeeding Compounding Date. The final Compounding Period will end on, but exclude, the Maturity Date (or Early Redemption Date, if applicable).

[Redemption at the Option of the Company: We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Compounding Date [commencing] on [            ], provided we give at least [            ] business days’ prior written notice to the trustee. If we exercise our redemption option, the Compounding Date on which we so exercise will be referred to as the “Early Redemption Date”.]

1 The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A. For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes indicated in this free writing prospectus, as set forth in the schedule below:]

Early Redemption Date Early Redemption Price

[            ] [            ]%

[            ] [            ]%

[            ] [            ]%

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent: Barclays Bank PLC

Trustee The Bank of New York

Price to Public * Agent’s Commission Proceeds to Barclays Bank PLC

Per Note%%%*

Total $ $ $

* Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

BARCLAYS

CAPITAL

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

FWP–1

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA– by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•	No Interest—As a holder of the Notes, you will not receive interest payments during the term of the Notes.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	[our option to redeem the Notes;]

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

FWP–2

HYPOTHETICAL PAYMENT AT MATURITY CALCULATIONS

The Notes do not pay interest during their term. Instead, the Notes will accrete principal on each Compounding Date in the manner described above. You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date. The following illustrates the process by which the Accretion Amount and Accreted Principal Amount on the Notes are determined for each Compounding Period.

For purposes of these examples, we assume that the Notes are not being redeemed on any applicable Compounding Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Compounding Calculation

Step 1: Calculate the Accretion Amount.

For each Compounding Period, the Accretion Amount is equal to the Accreted Principal Amount of the Notes on the first day of the Compounding Period multiplied by the IRR and the day count fraction. The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount.

Step 2: Calculate the Accreted Principal Amount for the next Compounding Period.

The Accreted Principal Amount on the first day of any Compounding Period (other than the initial Compounding Period) is determined by adding the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date. For example, for two Compounding Periods x and y, the Accreted Principal Amount on the first day of Compounding Period y (which is used to calculate the Accretion Amount for Compounding Period y as described in Step 1 above) is equal to the Accreted Principal Amount on the first day of Compounding Period x plus the Accretion Amount calculated for Period x (as determined on the Compounding Date that is the first day of Compounding Period y).

Example Accretion Amount and Accreted Principal Amount Calculations

The following examples illustrate how the Accretion Amount and Accreted Principal Amount for a $1,000 Note would be calculated for the first four Compounding Dates. For purposes of these examples, we have assumed that the Internal Rate of Return (“IRR”) for the Notes is 10.00% and the Discounted Notional Principal Amount of the Note on the Original Issue Date is $300. We have further assumed that the Notes have quarterly Compounding Dates, and that the Accretion Amount per Compounding Period will be calculated using a 30/360 day count basis (such that the applicable day count fraction per quarterly Accretion Amount calculation will be 90/360).

If you hold the Notes to the Maturity Date and, therefore, the compounding calculation is performed for the entire term of the Notes, you will receive US$1,000 for each US$1,000 principal amount Note, a return on your investment equal to the IRR of 10.00%.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future IRR. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

Compounding Period	Accreted Principal Amount at start of Compounding Period[1]	IRR	Day Count Fraction	Accretion Amount[2]
1	$300.00	10.00%	90/360	$7.50
2	$307.50	10.00%	90/360	$7.69
3	$315.19	10.00%	90/360	$7.88
4	$323.07	10.00%	90/360	$8.08

1.	The Accreted Principal Amount for the first Compounding Period is the Discounted Notional Principal Amount. Thereafter, the Accreted Principal Amount for any Compounding Period will equal the sum of the Accreted Principal Amount for the immediately preceding Compounding Period and the Accretion Amount calculated on the preceding Compounding Date.
2.	Accretion Amount = Accreted Principal Amount * IRR * Day Count Fraction.

FWP–3

UNITED STATES FEDERAL INCOME TAX TREATMENT

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

Notes that have a maturity of 366 days or more—We intend to treat the Notes as having original issue discount subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Notes that have a maturity of 365 days or less—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Notes that have a maturity of 365 days or less, but which by their terms may extend beyond 365 days by reason of a market disruption or other similar event—We intend to treat the Notes as “short-term obligations” subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with this treatment for all U.S. federal income tax purposes. However, because under certain circumstances the Notes may be outstanding for more than one year it is possible that the Notes may not be treated as short-term obligations, in which case the tax treatment of interest payments on the Notes is described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

FWP–4

US$

BARCLAYS BANK PLC

ZERO COUPON [CALLABLE] NOTES DUE

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2009)